FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                 4 November 2005


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

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Form 6-K if submitted  solely to provide an attached  annual  report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. Traffic Statistics - Oct 2005




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  4  November 2005



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Traffic Statistics - Oct 2005


                 TRAFFIC AND CAPACITY STATISTICS - October 2005


Summary of the headline figures

In October 2005, passenger capacity, measured in Available Seat Kilometres, was
5.7 per cent above October 2004. Traffic, measured in Revenue Passenger Kilometres, was higher by 6.4 per cent. This resulted in a passenger load factor up 0.5 points versus last year, to 74.7 per cent. The increase in traffic comprised a 6.8 per cent increase in premium traffic and a 6.3 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, fell by 4.7 per cent. Overall load factor fell by 1.2 points at 69.9 per cent.


Market conditions

Continued capacity restraint by the industry is resulting in a more stable price environment. This coupled with good demand for premium traffic (in particular the growth in leisure premium) has delivered a small yield improvement. Assuming continued stable economies and a rational capacity environment, some yield improvement is now expected for this financial year. Consequently, revenue is now expected to grow by between 6% - 7% (up 0.5 points from our previous guidance).

Despite the improved revenue outlook, market conditions remain broadly unchanged as significant promotional activity is required to maintain seat factors.


Costs

Fuel costs continue to be a challenge for the industry, but our guidance is unchanged with total fuel costs expected to be up by GBP525 million this year.


Strategic Developments

British Airways' winter schedule, which started on October 30, 2005, saw the airline's services from London Heathrow to India increase from 19 to 35 flights each week. A new five per week service to Bangalore started, frequencies to Mumbai doubled to two flights per day and flights to Chennai increased from two to six each week. The airline will start a new service from London Gatwick to Grenoble in December. Flights from Birmingham to Rome and Vienna, operated by British Airways CitiExpress, were suspended.


British Airways appointed Bartle Bogle Hegarty (BBH) as its worldwide creative advertising agency. The decision followed a review of the existing contract and a formal competitive pitch process. BBH start their contact on November 15, 2005.

Royal Jordanian announced that it is to join the oneworld alliance. Japan Airlines (JAL) announced its intention to seek membership of oneworld.




November 4, 2005


                    BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS


                                          Month of October                    Financial year
                                                                           April through to Oct
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2005       2004       (%)            2005        2004        (%)
Passengers carried (000)
UK/Europe                        2024       2019      +0.3           14591       14852       -1.8
Americas                          615        571      +7.6            4525        4421       +2.4
Asia Pacific                      172        148     +16.8            1111         971      +14.4
Africa and Middle East            248        256      -3.2            1714        1751       -2.1
Total                            3059       2994      +2.2           21940       21995       -0.2

Revenue passenger km (m)
UK/Europe                        1869       1808      +3.4           13667       13422       +1.8
Americas                         4139       3841      +7.8           30392       29557       +2.8
Asia Pacific                     1774       1526     +16.3           11416        9992      +14.3
Africa and Middle East           1693       1729      -2.1           11500       11630       -1.1
Total                            9476       8904      +6.4           66974       64601       +3.7

Available seat km (m)
UK/Europe                        2749       2644      +4.0           19264       18558       +3.8
Americas                         5492       5115      +7.4           37687       37004       +1.8
Asia Pacific                     2233       2008     +11.2           14844       13626       +8.9
Africa and Middle East           2210       2230      -0.9           14937       15422       -3.1
Total                           12684      11998      +5.7           86732       84610       +2.5

Passenger load factor (%)
UK/Europe                        68.0       68.4      -0.4 pts        70.9        72.3       -1.4 pts
Americas                         75.4       75.1      +0.3 pts        80.6        79.9       +0.7 pts
Asia Pacific                     79.4       76.0      +3.4 pts        76.9        73.3       +3.6 pts
Africa and Middle East           76.6       77.5      -0.9 pts        77.0        75.4       +1.6 pts
Total                            74.7       74.2      +0.5 pts        77.2        76.4       +0.8 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              439        461      -4.7            2804        2877       -2.5
Total RTK                        1380       1346      +2.5            9480        9318       +1.7
Available tonne km (m)           1973       1892      +4.3           13532       13245       +2.2

Overall load factor (%)          69.9       71.1      -1.2 pts        70.1        70.4       -0.3 pts


Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.


                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                       Tel: +44 (0) 20 8738 6947
                                                       Fax: +44( 0) 20 8738 9602